SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH OCTOBER 24, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INVITATION	October 24, 2006

TAM anticipates 3Q06 Web Conference and Starts Quiet Period

São Paulo, October 24, 2006 – TAM S.A. (BOVESPA: TAMM4, NYSE:TAM), Brazil’s largest airline company, will release its results for the third quarter 2006 (3Q06) on November 1. The information will be available on the company’s website: http://www.tam.com.br/ri, and registered with the CVM (Comissao de Valores Mobiliarios) and the SEC (Securities and Exchange Commission) at 9:00 a.m. (Brazil time). The conference calls in Portuguese and English will be on November 1, at 12:00p.m. and 01:00p.m. (EST) respectively. TAM will also hold meetings with analysts and investors in São Paulo and Fortaleza.

Conference Calls

Portuguese	English
November 01, 2006	November 01, 2006
02:00 p.m. (Brazil time)	03:00 p.m. (Brazil time)
12:00 p.m. (EST)	01:00 p.m. (EST)

Phone: +55 (11) 4688-6301	Participants calling from Brazil:
Phone: +55 (11) 4688-6301

Replay: +55 (11) 4688-6225	Participants calling from the U.S.:
Available from November 01 to November 10	Phone: +1 (800) 860-2442
Code: 613
Participants calling from other countries:
Phone: +1 (412) 858-4600

Replay: +55 (11) 4688-6225
Available from November 01 to November 10
Code: 754

Quiet Period

To assure fairness and transparency in the release of the results of 3Q06, TAM will be in quiet period from October 25 until November 01, 2006.

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and held a 51.7% domestic market share and 60.0% international market share at the end of September 2006. TAM operates regular flights to 48 destinations throughout Brazil. It serves 74 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 3.3 million subscribers and has awarded more than 3.6 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.